J Sainsbury plc

82-913

[redacted]

04045195

J Sainsbury plc
33 Holborn
ondon
.C1N 2HT

elephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

SUPPL

Date: 17 September 2004

Dear Sirs

J Sainsbury plc announces Board changes
Sainsbury's announces settlement with Sir Peter Davis

Please find enclosed copies of the above announcements made to the London Stock Exchange on 17 September 2004.

Yours sincerely

S. Donnelly

Sarah Donnelly
Company Secretarial Assistant

Enc

dw 9/30

17 September 2004

J Sainsbury plc announces Board Changes

J Sainsbury plc announces today that Lord Levene of Portsoken and Keith Butler-Wheelhouse have resigned as Non Executive Directors. Lord Levene was appointed in May 2001 and Keith Butler-Wheelhouse in September 1999.

Philip Hampton, Chairman, J Sainsbury plc, said, "The company is grateful for Peter's and Keith's contribution, particularly the significant time commitment in recent months. We wish them continued success in all their other endeavours."

For enquiries:

Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127

17 September 2004

Sainsbury's announces settlement with Sir Peter Davis

J Sainsbury plc today announced that it has reached settlement with Sir Peter Davis following his departure from the company on 30 June 2004. This follows a thorough review of Sir Peter's contractual position. Strenuous efforts were made through legal representation to reach a settlement and this was concluded via mediation conducted under the auspices of CEDR (Centre for Effective Dispute Resolution) by Lord Griffiths (the former law lord) and Eileen Carroll (CEDR Deputy CEO).

Under the terms of the settlement, Sir Peter will receive a cash payment of £2,616,480 in full and final settlement of his claim for shares under the 2003/04 and 2004/05 restricted share plans (1). He will continue to receive payments in respect of salary (2) at the reduced rate of £500,000 per annum on a monthly basis until 31 July 2005 and those payments will be subject to mitigation during this period.

Sainsbury's acknowledges that this settlement represents a significant reduction by Sir Peter of approximately £1 million from his contractual entitlement. Sainsbury's believes it is in the best interests of the company's shareholders to reach settlement and bring this matter to a conclusion.

Notes

1. Sir Peter Davis, in his revised agreement of 14 March 2003, was awarded a package of restricted shares in the company on the extension of his contract and his agreement to assume the role of Chairman on 28 March 2004. The award was in the form of two conditional awards totaling 1.5 million shares to be released on 31 July 2005. These were subject to the achievement of specific profit and business milestones set by the committee and dependent on the successful completion of succession plans. A total of one million shares were conditionally awarded in respect of targets for 2003/04, and 500,000 in respect of targets for 2004/05. Further details of the targets were disclosed in the 2003 Annual Report and Accounts. Sir Peter was awarded 864,000 shares of the one million shares in respect of 2003/04 targets.
2. Sir Peter Davis was on a fixed term contract until 31 July 2005. On 19 May 2004 the company announced that his salary would be reduced from £850,000 to £500,000 per annum from 1 August 2004.
3. Pension commitments will also be honoured by the company. The approximate increase in transfer value of Sir Peter's pension from 30 June 2004 to 31 July 2005 is £550,000.
4. The company will continue to provide life assurance for Sir Peter until July 2005.
5. Sir Peter was awarded options over 3,009,596 ordinary shares in March 2000 at an exercise price of 260.5p, which became exercisable in March 2003 when the performance conditions were met. The exercise period runs to December 2006 and the value of the shares will be the difference between the option price of 260.5p and the share price on the day the options are exercised.

For enquiries:

Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

Media
Pip Wood +44 (0) 20 7695 6127